ENDORSEMENT TO REMOVE THE MATURITY 99
PROVISION

Effective as of the later of the policy Date of Issue and any Effective Date noted below, this policy is amended as follows.

Maturity at 99

The Maturity at 99 provision, which reads as follows, is removed in its entirety from the Flexible Premium Adjustable Benefit Variable Life Insurance policy:

“Maturity at 99. If this policy is in force on the policy anniversary at which the Insured is Attained Age 99, we will pay the Cash Surrender Value to the Owner in one sum unless a Payment Option is chosen.”

Coverage at 99

A Coverage at 99 provision, reading as follows, is added to the policy:

“At the Insured’s Attained Age 99, if this policy is still in force, the Face Amount of this policy will be set equal to the Accumulated Value, and the Death Benefit Option will automatically revert to Option A. The Death Benefit Option may not thereafter be changed.

At and after Attained Age 99:

1. no additional premiums will be accepted on the policy; and

2. all Monthly Deductions on the policy will cease; and

3. the Owner may continue to access the Cash Surrender Value and make or repay loans.

The policy may not qualify as life insurance pursuant to Section 7702 of the Internal Revenue Code, which defines ’life insurance’ for Federal Income Tax purposes, after age 99 and may, therefore, be subject to adverse tax consequences. A tax advisor should be consulted before choosing to continue the policy after Attained Age 99.

Signed for National Life Insurance Company at its Home Office in Montpelier, Vermont by

Chairman, President & CEO

National Life Insurance Company One National Life Drive * Montpelier, Vermont 05604 * (802) 229-3333
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